FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura to Sell Stake in Skylark to Bain Capital Partners

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 21, 2011	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Nomura to Sell Stake in Skylark to Bain Capital Partners

Tokyo, October 21, 2011—Nomura Holdings, Inc. today announced that Nomura Principal Finance Co., Ltd., a wholly owned subsidiary of Nomura Holdings, and NPF-Harmony, a subsidiary of Nomura Principal Finance, have entered into an agreement with Bain Capital Partners, LLC to sell their entire stake in Skylark Co., Ltd.

Nomura Principal Finance plans to sell 41.76 percent of Skylark’s outstanding common shares and its entire holdings of preferred shares for 83 billion yen. NPF-Harmony is to sell its 36 percent stake of common shares for 46 billion yen.

Since opening its first restaurant in 1970, Skylark has been a pioneer in the family restaurant business, leading the development of Japan’s dining out industry. Incorporated in July 2004, Skylark reported ordinary profit of 9.5 billion yen on consolidated sales of 343 billion yen for the year ended December 2010. The company employed over 3,900 people and had paid-in capital of 100 million yen as of December 31, 2010. Nomura Principal Finance first invested in Skylark in 2006 as part of a management buyout.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com.